UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

GP Strategies Corporation

(Name of Issuer)

Common Stock Common Stock, $0.01 par value per share

(Title of Class of Securities)

36225V104

(CUSIP Number)

Merihan Tynan
Cove Street Capital, LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36225V104	13D	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,809,797
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,404,532 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,404,532
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA
(1) The shared dispositive power includes 594,735 Shares (as defined herein) in a separately managed account, which CSC (as defined herein) does not have any voting power over.
(2) The percentage was calculated based on 16,974,916 shares of Common Stock outstanding as of October 31, 2019 as reported on the Form 10-Q filed by the Issuer on November 07, 2019.

CUSIP No. 36225V104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000
	8.	SHARED VOTING POWER 1,809,797
	9.	SOLE DISPOSITIVE POWER 5,000
	10.	SHARED DISPOSITIVE POWER 2,404,532 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,532
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.19% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1) The shared dispositive power includes 594,735 Shares (as defined herein) in a separately managed account, which CSC (as defined herein) does not have any voting power over.
(2) The percentage was calculated based on 16,974,916 shares of Common Stock outstanding as of October 31, 2019 as reported on the Form 10-Q filed by the Issuer on November 07, 2019.

CUSIP No. 36225V104	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the "Shares"), of GP Strategies Corporation, a Delaware corporation (the "Issuer" or "GPX"). The address of the principal executive offices of the Issuer is 70 Corporate Center, 11000 Broken Land Parkway, Suite 200, Columbia, MD 21044.

Item 2.  Identity and Background.

a) This statement is filed by:

(i) Cove Street Capital, LLC, a Delaware limited liability company (“CSC”), with respect to the Shares beneficially owned by it; and

(ii) Jeffrey Bronchick, as a member of CSC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

b) The address of the principal office of each of the Reporting Persons is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c) The principal business of CSC is providing investment advisory and investment management services. Mr. Bronchick serves as a member of CSC.

d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is organized under the laws of the state of Delaware. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares held by CSC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,404,532 Shares beneficially owned by CSC is approximately $42,920,007, including brokerage commissions.

The Shares purchased by Mr. Bronchick were purchased with personal funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 5,000 Shares beneficially owned by Mr. Bronchick is approximately $97,600, including brokerage commissions.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. As such, CSC, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer on behalf of CSC's clients or dispose of some or all of CSC's current holdings of the Securities in the ordinary course of CSC's business and the management of its client accounts.

CSC has carefully monitored the Issuer's difficulty over a multi-year period in achieving acceptable revenue growth, the associated lack of acceptable profitability, the management changes, and the systems implementation problems. In light of the recent announced sale of the Tuition Program Management at a multiple of 3 times revenue when GPX overall sells at a multiple of .5 times revenue, CSC believes that GPX is severely undervalued and there is a material question mark regarding the risk adjusted present value of management's operating plan. Therefore, it is incumbent upon the Board of Directors of GPX (the "Board") to explore strategic alternatives that could further highlight the underlying value of the Issuer versus its current share price. The Reporting Persons expect to engage the Board and the management team in this process and thus are changing their filing to "Active" status.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board regarding the composition of the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,974,916 Shares outstanding, as of October 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

A.	CSC
(a)	As of the close of business on November 21, 2019, CSC beneficially owned 2,402,632 Shares.

Percentage: Approximately 14.17%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,809,797
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,404,532

(c)	The transactions in the Shares by CSC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Bronchick
(a)	As of the close of business on November 21, 2019, Mr. Bronchick beneficially owned 5,000 Shares. As a member of CSC, Mr. Bronchick may be deemed the beneficial owner of the 2,404,532 Shares owned by CSC.

Percentage: Approximately 14.19%

(b)	1. Sole power to vote or direct vote: 5,000
2. Shared power to vote or direct vote: 1,809,797
3. Sole power to dispose or direct the disposition: 5,000
4. Shared power to dispose or direct the disposition: 2,404,532

(c)	Mr. Bronchick has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of CSC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 21, 2019 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement by and between Cove Street Capital, LLC and Jeffrey Bronchick, dated November 21, 2019.

CUSIP No. 36225V104	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2019

Cove Street Capital LLC

/s/ Merihan Tynan Name: Merihan Tynan
Title: Chief Compliance Officer; Principal

/s/ Jeffrey Bronchick Jeffrey Bronchick

CUSIP No. 36225V104	13D	Page 5 of 5 Pages

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

COVE STREET CAPITAL, LLC

Purchase of Common Stock	3,800	11.05	10/10/2019
Purchase of Common Stock	950	11.06	10/14/2019
Purchase of Common Stock	300	11.06	10/15/2019
Purchase of Common Stock	360	11.06	10/16/2019
Purchase of Common Stock	10,200	11.06	10/18/2019
Sale of Common Stock	800	11.36	10/24/2019
Purchase of Common Stock	2,200	11.80	10/29/2019
Purchase of Common Stock	5,100	11.91	11/01/2019
Purchase of Common Stock	27,943	12.52	11/13/2019
Purchase of Common Stock	1,900	12.43	11/20/2019